May 19, 2023

Via EDGAR

Attention: Tracey Houser

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Myers Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 3, 2023

Form 8-K Filed May 4, 2023

Response Letter Dated May 4, 2023

File No. 001-08524

Dear Ms. Houser,

Set forth below is the response from Myers Industries, Inc. (the “Company”) to an additional comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated May 17, 2023 (the “Comment Letter”), in connection with the Staff's review of our prior correspondence filed with the Commission on May 4, 2023, concerning the Staff's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Form 8-K filed May 4, 2023.

For convenience of the Staff’s review, we have set forth below in bold type the additional comment of the Staff in the Comment Letter, with the Company’s response thereto immediately following the Staff's comment.

Form 8-K filed May 4, 2023

Exhibit 99.1

1.
We note your presentation of Adjusted EBITDA margin at the consolidated level without also presenting the most directly comparable US GAAP measure, or net income margin. As previously requested in comment 1, please expand your presentation of your non-GAAP measures to include a presentation, with equal or greater prominence, of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(a) of Regulation S-K. Refer to the second and third bullets of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

Response: We acknowledge the Staff’s comment. In future filings, we will expand our disclosure to present net income margin with equal or greater prominence to consolidated Adjusted EBITDA margin. Below is an excerpt from Exhibit 99.1 of our Form 8-K filed on May 4, 2023 supplemented with the highlighted expanded disclosure to illustrate how we plan to address the Staff's comment in future filings.

	Quarter Ended March 31, 2023
	Material Handling	Distribution	Segment Total	Corporate & Other	Total
Net sales	$152,562	$63,185	$215,747	$(8)	$215,739
Net income					12,976
Net income margin					6.0%

Gross profit					71,065
Add: Restructuring expenses and other adjustments					102
Adjusted gross profit					71,167
Gross margin as adjusted					33.0%

Operating income (loss)	25,351	2,237	27,588	(8,631)	18,957
Operating income margin	16.6%	3.5%	12.8%	n/a	8.8%
Add: Acquisition and integration costs	—	109	109	126	235
Add: Restructuring expenses and other adjustments	421	179	600	10	610
Add: Environmental reserves, net(2)	—	—	—	500	500
Adjusted operating income (loss)(1)	25,772	2,525	28,297	(7,995)	20,302
Adjusted operating income margin	16.9%	4.0%	13.1%	n/a	9.4%

Add: Depreciation and amortization	4,599	873	5,472	146	5,618
Adjusted EBITDA	$30,371	$3,398	$33,769	$(7,849)	$25,920
Adjusted EBITDA margin	19.9%	5.4%	15.7%	n/a	12.0%

(1) Includes gross profit adjustments of $102 and SG&A adjustments of $1,243
(2) Includes environmental charges of $1,600 net of probable insurance recoveries of $1,100

	Quarter Ended March 31, 2022
	Material Handling	Distribution	Segment Total	Corporate & Other	Total
Net sales	$176,636	$48,861	$225,497	$(11)	$225,486
Net income					17,337
Net income margin					7.7%

Gross profit					71,928
Add: Restructuring expenses and other adjustments					390
Adjusted gross profit					72,318
Gross margin as adjusted					32.1%

Operating income (loss)	31,220	3,301	34,521	(10,116)	24,405
Operating income margin	17.7%	6.8%	15.3%	n/a	10.8%
Add: Acquisition and integration costs	—	—	—	75	75
Add: Restructuring expenses and other adjustments	390	—	390	—	390
Add: Loss on sale of assets	261	—	261	—	261
Add: Environmental charges	—	—	—	700	700
Adjusted operating income (loss)(1)	31,871	3,301	35,172	(9,341)	25,831
Adjusted operating income margin	18.0%	6.8%	15.6%	n/a	11.5%

Add: Depreciation and amortization	4,516	558	5,074	126	5,200
Adjusted EBITDA	$36,387	$3,859	$40,246	$(9,215)	$31,031
Adjusted EBITDA margin	20.6%	7.9%	17.8%	n/a	13.8%

(1) Includes gross profit adjustments of $390 and SG&A adjustments of $1,036

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (330) 761-6130.

Sincerely,

/s/ Grant E. Fitz
Grant E. Fitz
Executive Vice President and Chief Financial Officer